Home
Explore
Notifications
Messages
Bookmarks
Lists
Profile
More
Tweet

David J Kelley
@DavidJKelley

David J Kelley
10.7K Tweets
@DavidJKelley

BCG Architect, Polymath, a researcher at AGI lab, Autistic (HF ASD) and ADHD techno-geek and other stuff...

Provo, UT https://t.co/fyyRobhltg Joined March 2009

214 Following **3,469** Followers

Tweets Tweets & replies Media Likes

David J Kelley @DavidJKelley · 1m

Want to help with the future of e-governance and voting and help groups perform at #superintelligent levels. check out our #wefunde wefunder.com/agi.laboratory/ help.wefunder.com/en_US/testing-... #AI #AGI #Transhumanism #Futurism #investors #startups #singularity #autism (and we take #dogecoin



Invest in AGI Laboratory: Uplifting Humanity Through Next-Generation...
Uplifting Humanity Through Next-Generation E-governance & Voting
wefunder.com

David J Kelley @DavidJKelley · Jul 11

I think AGI lab will start accepting #Dogecoin for services.

David J Kelley @DavidJKelley · Jul 4

Next-Generation Voting and E-Governance